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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*

                           KRISPY KREME DOUGHNUTS INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    501014104
                                 (CUSIP Number)

                                  MARCH 7, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                       -2-

CUSIP No. 501014104
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     HUNTER HALL INVESTMENT MANAGEMENT LTD.
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

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3. SEC Use Only [GRAPHIC OMITTED]

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4. Citizenship or Place of Organization: AUSTRALIA

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                    5.   Sole Voting Power:  4,046,700

Number of           ------------------------------------------------------------
Shares              6.   Shared Voting Power:
Beneficially
Owned by
Each Reporting      ------------------------------------------------------------
Person With         7.   Sole Dispositive Power: 4,046,700

                    ------------------------------------------------------------
                    8.   Shared Dispositive Power

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person:
     4,046,700

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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions): N/A

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11.  Percent of Class Represented by Amount in Row (9):
     6.55%

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12.  Type of Reporting Person (See Instructions) CO

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                                       -3-

ITEM 1.

            (a)     Name of Issuer:

                    KRISPY KREME DOUGHNUTS INC.

            (b)     Address of Issuer's Principal Executive Offices: SUITE 500,

                    370 KNOLLWOOD STREET, WINSTON-SALEM, NC 27103

ITEM 2.

            (a)     Name of Person Filing:

                    HUNTER HALL INVESTMENT MANAGEMENT LTD.

            (b)     Address of Principal Business Office or, if none, Residence

                    LEVEL 2, 60 CASTLEREAGH STREET, SYDNEY NSW 2000 AUSTRALIA

            (c)     Citizenship

                    AUSTRALIA

            (d)     Title of Class of Securities

                    COMMON STOCK

            (e)     CUSIP Number

                    501014104

                                       -4-

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13d-1(b) OR
            240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            N/A

ITEM 4.     OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned: 4,046,700
            (b) Percent of class: 6.55%
            (c) Number of shares as to which the person has:

                (i)     Sole power to vote or to direct the vote: 4,046,700

                (ii)    Shared power to vote or to direct the vote:

                (iii)   Sole power to dispose or to direct the disposition of:
                        4,046,700

                (iv)    Shared power to dispose or to direct the disposition of:

The Reporting Person is an investment management company that acts as trustee of the trusts and the investment manager of the company set out in Annexure A. In all cases, the Reporting Person has the sole power to vote on and dispose of the shares held by the trusts and the company.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          N/A

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Unitholders of the trusts and shareholders of the company set out in
          Annexure A will ultimately receive dividends from the common stock beneficially owned by the Reporting Person and the proceeds from the sale of such securities after investment management expenses are deducted from such proceeds.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
          SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL
          PERSON.

          N/A

                                       -5-

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          N/A

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          N/A

ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                       -6-

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          MARCH 15, 2005
                                                               Date

                                                         /S/ OUAFFA KARIM
                                                            Signature

                                                  OUAFAA KARIM COMPANY SECRETARY
                                                            Name/Title

                                       -7-

ANNEXURE A

TRUST:                      Hunter Hall Value Growth Trust
RELATIONSHIP:               Hunter Hall Investment Management Limited is the trustee
REGISTERED NAME:            Citibank Hong Kong S/A COGENT-HUNTER HALL VALUE GROWTH TRUST
ADDRESS OF REGISTERED       Cogent Investment Operations Pty Limited
HOLDER:                     PO Box R209
                            Royal Exchange  NSW  1225
                            AUSTRALIA
NO. OF SHARES OWNED:        2,483,035

TRUST:                      Hunter Hall Global Ethical Trust
RELATIONSHIP:               Hunter Hall Investment Management Limited is the trustee
REGISTERED NAME:            Citibank Hong Kong S/A COGENT - HUNTER HALL Global Ethical Trust
ADDRESS OF REGISTERED       Cogent Investment Operations Pty Limited
HOLDER:                     PO Box R209
                            Royal Exchange NSW 1225
                            AUSTRALIA
NO. OF SHARES OWNED:        855,910

COMPANY:                    Hunter Hall Global Value Limited
RELATIONSHIP:               Hunter Hall Investment Management Limited is the investment manager
REGISTERED NAME:            Citibank Hong Kong S/A COGENT - HUNTER HALL GLOBAL VALUE LIMITED
ADDRESS OF REGISTERED       Cogent Investment Operations Pty Limited
HOLDER:                     PO Box R209
                            Royal Exchange NSW 1225
                            AUSTRALIA
NO. OF SHARES OWNED:        657,755

TRUST:                      Hunter Hall International Ethical Fund
RELATIONSHIP:               Hunter Hall Investment Management Limited is the investment manager
REGISTERED NAME:            Hunter Hall International Ethical Fund Plc.
ADDRESS OF REGISTERED       Europa House
HOLDER:                     Harcourt Street
                            Dublin 2
                            IRELAND
NO. OF SHARES OWNED:        50,000